Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Munn Works, LLC	New York
SteriLuman, Inc.	New York
PURO Lighting, LLC	Colorado
LED Supply Co. LLC.	Colorado